Exhibit 99.1

NewcelX Expands Intellectual Property Footprint with Publication of DOXA Patent Application in China

Publication in key market advances NewcelX’s global IP strategy across Asia and supports the Company’s expanding position in neurology and metabolic diseases

Zurich, Switzerland – December 11th – NewcelX Ltd. (Nasdaq: NCEL), a next-generation biotechnology company developing advanced cell-therapy and neuroscience-driven therapeutics, today announced the publication of a major international patent application in China covering a new class of quinazoline, benzothiazine, and benzoxazine derivatives (DOXA) for the treatment of neurological diseases.

This publication marks an important expansion of the Company’s proprietary small-molecule portfolio, supporting NewcelX’s strategy of advancing therapeutic innovation across sleep-wake disorders, neurodegeneration, and metabolic disease. This represents a meaningful expansion of NewcelX’s proprietary small-molecule technology estate as the Company advances its innovation strategy across cell therapy, regenerative medicine, and CNS drug development.

Key Patent Information

●	Priority: Europe Patent Application No. 22307075.6, filed December 30, 2022

●	PCT Filing: International Patent Application No. PCT/2023800948590, filed December 29, 2023

●	China Publication: CN 120981232 A, published November 18, 2025

●	Title: Quinazoline, Benzothiazine or Benzoxazine Derivatives for Neurological Diseases

●	Internal Reference: B386678CN / D43080

“The publication of this patent application in China is an important step in expanding the global reach of our IP portfolio,” said Ronen Twito, Chief Executive Officer and Executive Chairman of NewcelX. “It strengthens the foundation of our DOXA small-molecule platform and supports our long-term strategy to build a diversified therapeutic pipeline in neurology.”

“This patent marks a key milestone for the DOXA program,” said Dr. Eric Konofal, Head of the DOXA Program. “These compounds reflect years of translational work in neuropharmacology and medicinal chemistry aimed at developing first- or best-in-class treatments for major CNS disorders, from ALS to narcolepsy.”

The patent covers a broad family of compounds with potential applications in multiple CNS-related conditions, including narcolepsy, where dysregulation of orexin signalling plays a central role. DOXA compounds are designed to modulate pathways implicated in sleep-wake regulation, neuroinflammation, oxidative stress, and neuronal resilience—mechanisms relevant not only to neurodegenerative disease but also to metabolic disorders.

Recent scientific insights have increasingly highlighted the strong biological links between sleep regulation, orexin signalling, metabolic homeostasis, and insulin sensitivity. These connections support the potential integration of DOXA mechanisms alongside NewcelX’s stem-cell–derived IsletRx program for insulin-dependent diabetes. Enhanced metabolic regulation and improved neurological function may complement regenerative cell-therapy approaches, offering a differentiated therapeutic opportunity.

The publication creates the foundation for subsequent registration in Hong Kong, potentially providing an additional layer of protection in a strategically important region for future development and commercialization.

About NewcelX (Nasdaq: NCEL)

NewcelX is a global biotechnology company developing therapies in cell engineering, regenerative medicine, and neurological disorders. Built on an integrated platform combining advanced stem-cell technologies with deep neuroscience expertise, NewcelX is advancing a diversified pipeline in ALS, Type 1 Diabetes, and CNS-related conditions. The Company is headquartered in Zurich, Switzerland, with R&D operations in Israel.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the expansion of the company’s patent estate. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations

InvestorRelations@newcelx.com

www.newcelx.com

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